Via Facsimile and U.S. Mail
Mail Stop 4720

January 25, 2010

Kyle Kennedy
President, Chief Executive Officer, Chairman of the Board
Seafarer Exploration Corp.
14497 N. Dale Mabry Highway, Suite 209N
Tampa, Florida 33618

Re: **Seafarer Exploration Corp.**
Form 10-K for the Year Ended December 31, 2008
Filed May 11, 2009
File No. 000-29461

Dear Mr. Kennedy:

We have completed our review of your above-referenced filing and have no
further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director